Exhibit 99.2

AMTD Digital Recorded Solid Half Yearly Performance

PARIS & NEW YORK, April 30, 2024

AMTD Digital Inc. (“AMTD Digital” or the “Company”, NYSE: HKD), a NYSE-listed company and also a comprehensive digital solutions and global hospitality and VIP services platform headquartered in France, today announced its unaudited financial results for the six months ended October 31, 2023.

Highlights of Half Year Financial Results

•

During the six months ended October 31, 2023, despite the global economic slowdown and rising geopolitical uncertainties which led to volatile world markets, the Company demonstrated strong resilience and achieved solid financial performance.

•	We generated US$6.9 million in revenue from hotel operations, hospitality and VIP services after the injection of AMTD Assets Group into the Company.

•	Fair value gain on financial assets measured at fair value for the six months ended October 31, 2023 amounted to US$16.3 million.

•	We recorded other gains of US$14.3 million as a result of disposal of certain subsidiaries for the six months ended October 31, 2023.

Statements from the Board Members:

Dr. Timothy Tong, the Chairman of the board of directors and an independent director of AMTD Digital, commented, “Similar to the year before, the six-month period that ended on October 31, 2023 was filled with challenges. Although the COVID pandemic has officially ended, the global economy in the post-COVID period has yet to fully recover. Geopolitical tensions around the world continue to post serious uncertainties about investments in all sectors of the economy. I thank the management team and continue to be cautiously optimistic about the prospect for future performance growth of AMTD Digital.”

Ms. Joanne Shoveller, the Co-Chair of the board of directors and an independent director of AMTD Digital, commented, “The AMTD Digital strategy in diversifying assets and timing of strategic decisions has resulted in these strong interim results and a resilient, innovative and exciting foundation for future growth. The AMTD Digital board of directors expresses their appreciation to the leadership team for their hard work and impressive results.”

Financial Results for the Six Months Ended October 31, 2023

Revenue

Our revenue for the six months ended October 31, 2023 was US$8.7 million as compared to US$13.9 million for the six months ended October 31, 2022. Hotel operations, hospitality and VIP services income was US$6.9 million and has become a new revenue driver for us after the successful acquisition of AMTD Assets Group, the real estate arm of AMTD Group Inc., focusing on and specializing in hospitality and lifestyle concepts globally.

Employee benefits expenses

Staff costs for the six months ended October 31, 2023 decreased by 18.2% as compared to the same period in prior year to US$3.1 million. This was due to the tightened cost control in connection with the global economic slowdown and rising geopolitical uncertainties.

Premises and office expenses

Premises and office expenses for the six months ended October 31, 2023 increased by 208.5% as compared to the same period in prior year to US$1.5 million. This was due to the incremental costs attributable to the post-acquisition operations of AMTD Assets Group.

Depreciation and amortization

Depreciation and amortization for the six months ended October 31, 2023 increased by 407.6% as compared to the same period in prior year to US$2.1 million, primarily attributable to the hotel properties of AMTD Assets Group.

Finance costs

Finance costs for the six months ended October 31, 2023 increased by US$3.4 million as compared to the same period in prior year, primarily attributable to the incremental borrowings by the Company, and due to the consolidation of AMTD Assets Group which had outstanding bank loans to finance the underlying real estate properties.

Other expenses

Other expenses for the six months ended October 31, 2023 increased by 821.5% as compared to the same period in prior year to US$4.6 million, primarily attributable to (i) the addition of hotel operation expenses of US$2.8 million incurred by AMTD Assets Group, and (ii) the share of losses of joint ventures of US$1.4 million.

Change in fair value on financial assets measured at fair value through profit or loss (“FVTPL”)

Change in fair value on financial assets measured at FVTPL for the six months ended October 31, 2023 was US$16.3 million, primarily attributable to the realization from gain of entertainment projects during the period.

Other Income

Other income increased by 85.3% as compared to the same period in prior year to US$9.0 million, primarily due to (i) an increase in bank interest income as the Company had generated additional interest income from deposits with banks, and (ii) an increase in the net average outstanding balance due from our ultimate holding company, which was interest bearing.

Income Tax Expense

Income tax expense for the six months ended October 31, 2023 increased by 15.1% as compared to the same period in prior year to US$2.0 million, primarily due to an increase in tax assessable income.

Profit For The Period

Profit for the six months ended October 31, 2023 increased to US$30.1 million.

About AMTD Digital Inc.

AMTD Digital Inc. (NYSE: HKD) is a comprehensive digital solutions platform headquartered in France. Its one-stop digital solutions platform operates four main business lines including digital solutions services, digital media, content and marketing services, digital investments as well as hospitality and VIP services. It is the fusion reactor at the core of the AMTD SpiderNet ecosystem and empowers and integrates the various digital businesses within its ecosystem. For AMTD Digital’s announcements, please visit https://ir.amtdigital.net/investor-news.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Statements that are not historical facts, including statements about the beliefs, plans, and expectations of AMTD Digital Inc. are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in the filings of AMTD Digital Inc. with the SEC. All information provided in this press release is as of the date of this press release, and AMTD Digital Inc. does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Contacts

For AMTD Digital Inc.:

IR Office

EMAIL: ir@amtdigital.com

AMTD DIGITAL INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

FOR THE SIX MONTHS ENDED OCTOBER 31, 2022 AND 2023

	Six months ended October 31,
	2022	2023
	US$’000	US$’000
	(Unaudited)	(Unaudited)
Revenue from contracts with customers	13,918	8,677
Employee benefits expenses	(3,761)	(3,075)
Advertising and promotion expense	(318)	(177)
Premises and office expenses	(482)	(1,487)
Legal and professional fee	(1,199)	(1,339)
Depreciation and amortization	(421)	(2,137)
Finance costs	—	(3,404)
Other expenses	(498)	(4,589)
Changes in fair value on financial assets measured at fair value through profit or loss (“FVTPL”)	351	16,287
Other income	4,852	8,992
Other gains and losses, net	(42)	14,349

Profit before tax	12,400	32,097
Income tax expense	(1,731)	(1,992)

Profit for the period	10,669	30,105

Profit (loss) for the period attributable to:
- Owners of the Company	11,086	31,889
- Non-controlling interests	(417)	(1,784)

	10,669	30,105

Earnings per share
- Basic (US$)	0.15	0.41
- Diluted (US$)	0.15	0.41

AMTD DIGITAL INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS AT APRIL 30, 2023 AND OCTOBER 31, 2023

	As of April 30,	As of October 31,
	2023	2023
	US$’000	US$’000
	(Audited)	(Unaudited)
ASSETS
Non-current assets:
Property, plant and equipment	238,600	175,112
Intangible assets	311	279
Financial assets at FVTPL	5,170	288
Interests in joint ventures	98,092	90,652

Total non-current assets	342,173	266,331

Current assets:
Accounts receivable	9,803	934
Prepayments, deposits and other receivables	7,678	35,827
Amount due from AMTD Group	126,444	195,278
Amount due from a non-controlling shareholder	539	—
Financial assets at FVTPL	9,243	5,723
Fiduciary bank balances	785	913
Cash and cash equivalents	152,930	134,843

	307,422	373,518
Assets classified as held for sale	12,081	79,947

Total current assets	319,503	453,465

Total assets	661,676	719,796

EQUITY AND LIABILITIES
Current liabilities:
Clients’ monies held on trust	428	814
Accounts payable	493	69
Other payables and accruals	3,253	18,913
Bank borrowings	15,000	15,000
Amount due to a non-controlling shareholder	53,803	53,389
Contract liabilities	10,162	—
Income tax payable	4,571	2,638

	87,710	90,823
Liabilities associated with assets classified as held for sale	1,030	17,912

Total current liabilities	88,740	108,735

Non-current liabilities:
Bank borrowings	50,803	50,565
Contract liabilities	1,031	—

Total non-current liabilities	51,834	50,565

Total liabilities	140,574	159,300

Capital and reserves:
Share capital	8	8
Treasury shares	(52,235)	(52,235)
Reserves	510,174	562,859

Equity attributable to owners of the Company	457,947	510,632
Non-controlling interests	63,155	49,864

Total equity	521,102	560,496

Total equity and liabilities	661,676	719,796